SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Kim Sinatra Executive Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112	Brett J. Rodda Munger, Tolles & Olson LLP 355 South Grand Avenue 35th Floor Los Angeles, California 90071 (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,564,989*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,564,989*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,564,989
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.25%*
14.	Type Of Reporting Person (See Instructions) IN

*	Includes 11,168,627 shares indirectly held by Mr. Wynn through Wynn Family Limited Partnership (“WFLP”) (the “SAW Shares”) and 9,396,362 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn and WFLP, the “Reporting Persons”) that may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (the “Amended and Restated Stockholders Agreement”). Mr. Wynn disclaims beneficial ownership of the EW Shares. The EW Shares and 142,715 additional shares owned by Ms. Wynn were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010.

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 142,715
	8.	Shared Voting Power 20,564,989*
	9.	Sole Dispositive Power 142,715
	10.	Shared Dispositive Power 20,564,989*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,707,704†
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.39%†
14.	Type Of Reporting Person (See Instructions) IN

*	Includes the EW Shares and the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement. Ms. Wynn disclaims beneficial ownership of the SAW Shares.

†	Includes the EW Shares, the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement and 142,715 additional shares owned by Ms. Wynn. Ms. Wynn disclaims beneficial ownership of the SAW Shares.

CUSIP NO. 983134 10 7

1.	Names of Reporting Persons. Wynn Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) ☒ (B) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,564,989*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,564,989*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,564,989
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.25%*
14.	Type Of Reporting Person (See Instructions) PN

*	Includes the SAW Shares indirectly held by Mr. Wynn, in his capacity as trustee of the Stephen A. Wynn Revocable Trust U/D/T dated June 24, 2010 (“Revocable Trust”), through WFLP and the EW Shares. Mr. Wynn, in his capacity as trustee of the Revocable Trust, is the sole manager of Wynn GP, LLC, which is the general partner of WFLP. The EW Shares may be deemed to be beneficially owned by WFLP under the Amended and Restated Stockholders Agreement. WFLP disclaims beneficial ownership of the EW Shares.

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (“Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Wynn Resorts, Limited, a Nevada corporation (the “Company”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

From December 4, 2015 through December 8, 2015, Mr. Wynn purchased an aggregate of 1,003,977 shares of Common Stock of the Company for an aggregate purchase price of $63,860,245 in a series of open market transactions. Mr. Wynn used personal funds for the payment of the aggregate purchase price. Mr. Wynn, through the Revocable Trust, contributed the 1,003,977 shares of Common Stock referenced above to WFLP for no consideration.

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D, as previously amended, is hereby supplemented with the following information:

(a) See items 11 and 13 on the cover pages to this Amendment No. 12 for the aggregate number of shares and the percentage of the Common Stock owned by the Reporting Persons. All percentages in this Amendment No. 12 assume there to be 101,568,512 shares of Common Stock outstanding, as reported in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the Commission on November 6, 2015.

(b) See items 7 through 10 on the cover pages to this Amendment No. 12.

(c) From December 4, 2015 through December 8, 2015, Mr. Wynn purchased 1,003,977 shares of Common Stock on The NASDAQ Stock Market at prices ranging from $61.77 to $64.50 per share (the “December 2015 Purchases”). Details by date, listing the number of shares of Common Stock purchased and the weighted average price per share of Common Stock are provided below. Mr. Wynn undertakes to provide, upon request by the staff of the Commission, the Company, or a security holder of the Company, full information regarding the number of shares of Common Stock purchased at each separate price for the transactions.

Date	Shares of Common Stock Acquired	Weighted Average Price per Share of Common Stock
December 4, 2015	163,174	$64.29
December 7, 2015	85,054	$63.91
December 7, 2015	320,960	$64.44
December 8, 2015	266,614	$62.41
December 8, 2015	168,175	$63.10

On January 14, 2016, Mr. Wynn was granted an equity award (the “January 2016 Award”) of 98,627 shares of Common Stock under the Wynn Resorts, Limited 2014 Omnibus Incentive Plan, which shares of Common Stock vested immediately upon grant. No funds were expended by Mr. Wynn for this compensatory equity award. Mr. Wynn, through the Revocable Trust, contributed such shares to WFLP for no consideration.

Except for the December 2015 Purchases and the January 2016 Award disclosed in this Item 5(c), none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d) None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

WYNN FAMILY LIMITED PARTNERSHIP By: Wynn GP, LLC, its general partner By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn Title: Trustee

EXHIBIT INDEX

Exhibit	Description

12	Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

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